

September 7, 2010

Mr. Igor Gonda
President and Chief Executive Officer
Aradigm Corporation
3929 Point Eden Way
Hayward, California 94545

> **Re: Aradigm Corporation**
> **Registration Statement on Form S-1**
> **Filed August 11, 2010**
> **File No. 333-168770**

Dear Mr. Gonda:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Developments, page 2

1.   We note from your disclosure that the warrants issued in the June 21, 2010 private placement are not exercisable until you have held a special meeting of shareholders to approve an amendment to increase the number of authorized shares of common stock. We further note that the shares subject to the July 30, 2010 stock purchase agreement with Novo Nordisk will not be issued until shareholders have approved an amendment to increase the number of authorized shares to cover the 26 million shares to be issued. Because these shares being offered for resale are not outstanding and cannot be issued until shareholders vote to approve the increase in authorized share capital, please confirm that you will not request acceleration of the effective date of the registration statement until after you have obtained shareholder approval. Alternatively, remove these shares from the registration statement.

2.   With a view towards clarified disclosure, please advise us whether the warrants will be exercisable or whether you will issue the shares pursuant to the stock purchase agreement if Proposal 3 as described in your definitive proxy statement filed on August 31, 2010 is approved, but neither Proposal 1 nor Proposal 2 is approved.

Selling Shareholders, page 55

3.   Given the nature and size of the transaction being registered, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

4.   Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by Novus Nordisk.

5.   We note that you have identified several selling shareholders as affiliates of broker-dealers. Please tell us whether any of the remaining selling shareholders is a broker-dealer or an affiliate of a broker-dealer. We may have further comment.

Exhibit 5.1

6.   We note the date restriction contained in the penultimate paragraph of the opinion. Please remove the restriction or confirm that you will file an updated opinion on the date of effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Louis Rambo at (202) 551-3289 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (fax):   John W. Campbell, Esq.
             Raymond T. Hum, Esq.
             Morrison & Foerster LLP